

New York Stock Exchange
11 Wall Street
New York, NY 10005

September 17, 2019

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE Arca certifies its approval for listing and registration of the iShares iBonds
Dec 2029 Term Corporate ETF of iShares Trust under the Exchange Act of 1934.

Sincerely,

An Intercontinental Exchange Company
© 2019 Intercontinental Exchange, Inc.